Jason Simon, Esq.

Tel 703.749.1386

Fax 703.714.8386

simonj@gtlaw.com

February 1, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attn: Irene Barberena-Meissner

Re:	Foresight Acquisition Corp. Amendment No. 1 to Registration Statement on Form S-1 Filed January 19, 2021 File No. 333-251978

Dear Ms. Barberena-Meissner:

On behalf of Foresight Acquisition Corp. (the “Company”), we are hereby responding to the letter, dated January 21, 2021 (the “Comment Letter”), from the staff (the “Staff”) of the Securities and Exchange Commission, regarding the Company’s Amendment No. 1 to Registration Statement on Form S-1 filed on January 19, 2021 (the “Registration Statement”). For ease of reference, the text of the Staff’s comments, as set forth in the Comment Letter, is included in bold-face type below, followed by the Company’s response.

1.    Please revise your prospectus disclosure to clarify, if true, that the exclusive forum provision in your amended and restated certificate of incorporation will not apply to suits brought to enforce any duty or liability created by the Securities Act or the Exchange Act. We note the related statement in Exhibit 3.2. In that regard, your disclosure on pages 75 and 161 that the provision will not apply to suits brought to enforce any liability or duty created by the “Securities Act or the Exchange Act or otherwise arising under federal securities laws, for which the federal district courts of the United States of America shall be the sole and exclusive forum,” suggests that the provision selects a federal forum for certain claims.

Response: The Company has revised the disclosure on pages 76 and 162 of the Registration Statement in response to the Staff’s comment.

February 1, 2021

2.    We note that the form of warrant agreement filed as Exhibit 4.4 provides that the Company agrees that any action, proceeding or claim against it arising out of or relating in any way to the agreement shall be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and irrevocably submits to such jurisdiction, which jurisdiction shall be the exclusive forum for any such action, proceeding or claim. If this provision requires investors in this offering to bring any such action, proceeding or claim in the courts of the State of New York or the United States District Court for the Southern District of New York, please disclose such provision in your registration statement, and disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. If the provision applies to actions arising under the Securities Act or Exchange Act, please also add related risk factor disclosure. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the provision in the warrant agreement states this clearly.

Response: In response to the Staff’s comment, the Company has revised the Warrant Agreement and has added a risk factor on page 70 of the Registration Statement and disclosure on page 159 of the Registration Statement regarding the exclusive forum provision in the Warrant Agreement.

If you have any questions related to this letter, please contact the undersigned at (703) 749-1386.

Sincerely,

/s/ Jason Simon
Jason Simon